Shinhan Card’s Board Resolution to Convene General Shareholders’ Meeting
for the Fiscal Year of 2010

On February 22, 2011, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2010 as follows:

1. Date and Time: March 22, 2011, 09:20 in Seoul Time

2. Venue: Conference room, 21th floor / Shinhan Card Post Tower Building B

21-1, Chungmo-ro 1ga, Jung-gu, Seoul, Korea

3.	Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained
Earnings for the fiscal year of 2010 (January 1, 2010 ~ December 31, 2010)

2) Appointment of Directors

3) Approval of Director Remuneration Limit